Exhibit 99.1

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Statements of Financial Position
(In thousands of USD)

		June 30,	*December 31,
	Note	2022	2021
Assets
Cash and cash equivalents		1,509	6,034
Restricted deposit		171	163
Inventories	4	2,338	355
Trade receivables, net		566	507
Other accounts receivable		1,334	1,492
Total current assets		5,918	8,551

Other accounts receivable		312	213
Property, plant and equipment, net		4,048	1,753
Total non-current assets		4,360	1,966
Total assets		10,278	10,517

Liabilities and Shareholder’s Equity (Deficit)
Short term loan and current portion of long-term loans		139	140
Trade payables		3,458	2,332
Financial liability at fair value		-	648
Short term convertible securities	3	692	2,535
Derivative liabilities – warrants	3,7	3,883	1,261
Short term portion of lease liability		442	119
Other accounts payable		1,999	1,246
Total current liabilities		10,613	8,281

Long term convertible securities	3,7	-	4,707
Long term lease liability		845	266
Long term loans		60	75
Total non-current liabilities		905	5,048

Shareholder’s Equity (Deficit)	6
Ordinary shares		2,195	1,222
Other reserve		1,500	1,500
Translation reserve		2	2
Additional paid in capital		95,886	81,879
Treasury shares		(121)	-
Accumulated deficit		(103,655)	(90,634)
G Medical Innovations Holdings Ltd. shareholders’ (Deficit)		(4,193)	(6,031)
Non-controlling interest		2,953	3,219
Total shareholders’ deficit		(1,240)	(2,812)
Total Liabilities and Shareholders’ Equity (Deficit)		10,278	10,517

(*)	The December 31, 2021, balances were derived from the Company’s audited annual financial statements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss
(In thousands of USD, except per share amounts)

		For the six month period ended June 30,
	Note	2022	2021
Revenue:
Services		2,224	2,875
Products		-	50
Total revenue		2,224	2,925
Cost of revenue:
Cost of services		7,096	1,726
Cost of sales of products		45	58
Total cost of revenue		7,141	1,784
Gross (loss) profit		(4,917)	1,141

Operating expenses:
Research and development expenses		1,189	619
Selling, general and administrative expenses		14,475	4,532
Expected credit loss		208	263
Operating loss		20,789	4,273

Finance income		11,924	447
Finance expenses		4,409	950
Financial income (expenses), net		7,515	(503)
Loss before tax		13,274	4,776
Income tax (expenses) benefit		(13)	5
Loss for the period		13,287	4,771

Loss for the period attributed to:
Non-controlling interests		266	77
The Company’s shareholders		13,021	4,694
		13,287	4,771

Total comprehensive loss for the period attributed to:
Non-controlling interests		266	77
The Company’s shareholders		13,021	4,694
		13,287	4,771
Basic and diluted loss per share attributable to the Company’s shareholders in USD		(*)(25.31)	(*)(17.85)

(*)	After giving effect to the reverse stock split (see also Note 9D)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Statements of Changes in Equity (Deficit)
(In thousands of USD)

For the six month period ended June 30, 2022:

	Share capital	Other reserve	Translation reserve	Additional paid in capital	Accumulated deficit	Treasury shares	Total	Non- controlling Interest	Total Shareholders’ deficit

Balance at January 1, 2022	1,222	1,500	2	81,879	(90,634)	-	(6,031)	3,219	(2,812)

Changes during the period:
Issuance of ordinary shares, net	338	-	-	3,122			3,460		3,460
Issuance of ordinary shares in respect of pre-funded warrants exercise	360			2,905			3,265		3,265
Share-based compensation	275	-	-	7,980			8,255		8,255
Treasury shares	-	-	-	-		(121)	(121)		(121)
Comprehensive loss for the period:
Loss for the period	-	-	-	-	(13,021)		(13,021)	(266)	(13,287)
Other comprehensive income	-	-	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-
Balance at June 30, 2022	2,195	1,500	2	95,886	(103,655)	(121)	(4,193)	2,953	(1,240)

For the six-months period ended June 30, 2021:

	Share capital	Other reserve	Translation reserve	Additional paid in capital	Accumulated deficit	Total	Non- controlling Interest	Total Shareholders’ deficit

Balance at January 1, 2021	819	1,500	2	67,257	(75,876)	(6,298)	3,349	(2,949)

Changes during the period:
Issuance of ordinary shares, net	270	-	-	13,144	-	13,414	-	13,414
Issuance of shares within share-based compensation	95	-	-	(98)	-	(3)	-	(3)
Conversion of financial liability to shares	28	-	-	931	-	959	-	959
Comprehensive loss for the period:
Loss for the period	-	-	-	-	(4,694)	(4,694)	(77)	(4,771)
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	(4,694)	(4,694)	(77)	(4,771)
Balance at June 30, 2021	1,212	1,500	2	81,234	(80,570)	3,378	3,272	6,650

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flow
(In thousands of USD)

	For the six month period ended June 30,
	2022	2021
Cash flow from operating activities:
Net loss for the period	(13,287)	(4,771)

Adjustments:
Depreciation and amortization	618	691
Loss from inventory reduction	1,399	-
Share based compensation	8,255	(3)
Change in fair value of derivative liabilities	(10,581)	(423)
Capital loss from sale of fixed assets	-	16
Accrued interest of long-term loans	(2)	81
Change in fair value of convertible debenture and financial liability	(1,277)	794
	(1,588)	1,156
Changes in assets and liabilities:
(Increase) Decrease in trade receivable	(59)	45
Decrease in other accounts receivable	18	493
(Increase) Decrease in inventories	(3,382)	44
Increase in trade payables	1,123	196
Increase in other accounts payable	746	1,650
Accrued interest on loan from controlling shareholder	-	23
Change in restricted deposit	1	1
	(1,553)	2,452
Net cash used in operating activities	(16,428)	(1,163)

Cash flow from investing activities
Purchase of property, plant and equipment	(1,791)	-
Proceeds from sale of fixed assets	-	66
Deposit in restricted deposit	(9)	-
Net cash used in / provided by investing activities	(1,800)	66

Cash flow from financing activities
Issuance of ordinary shares, net	3,460	13,414
Loan received from controlling shareholder	-	347
Purchase of Treasury shares	(121)	-
Principal paid on lease liabilities	(168)	(189)
Repayment of loans	(14)	(123)
(Repayment (issuance of convertible debenture	(5,921)	343
Issuance of derivative liabilities	16,467	407
Net cash provided by financing activities	13,703	14,199

Increase (decrease) in cash and cash equivalents	(4,525)	13,102
Cash and cash equivalents at beginning of the period	6,034	278
Effects of exchange rate changes on cash and cash equivalents	-	-
Cash and cash equivalents at the end of the period	1,509	13,380

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

G Medical Innovations Holdings Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flow
(In thousands of USD)

APPENDIX A – AMOUNTS PAID DURING THE PERIOD FOR:

	Six month period ended
	June 30, 2022	June 30, 2021

Interest	5	-
Tax	12	-

APPENDIX B – NON-CASH ACTIVITIES:

	Six month period ended
	June 30, 2022	June 30, 2021

Convertible securities - classification into convertible financial liability	692	-
Conversion of loans into shares	-	959
Recognition of right of use assets and lease liabilities	1,117	-
Purchase of property, plant and equipment	5	-
Share issuance related to exercise of pre-funded warrants	3,265

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 1 - DESCRIPTION OF BUSINESS:

Overview

G Medical Innovations Holdings Ltd. (“G Medical” and together with its subsidiaries, the “Company”) was incorporated in October 2014 under the laws of the Cayman Islands. G Medical's registered address is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

In May 2017, the Company was admitted to the official list on the Australian Stock Exchange ("ASX") under the symbol GMV. In October 2020, the Company voluntarily delisted itself from the Official List on the ASX.

In June 2021, the Company closed its initial public offering of 3,000,000 units, each unit consisting of one ordinary share and one warrant to purchase one ordinary share of the Company for gross proceeds of approximately $15,000 before deducting underwriting discounts and commissions and other offering-related expenses in the amount of $2,150. Only the costs attributable to the issuance of new shares were deducted from the Company’s equity and listing costs were expensed. The ordinary shares and warrants of the Company began trading on the Nasdaq Capital Market on June 25, 2021, under the symbols “GMVD” and “GMVDW,” respectively.

The Company is an early commercial stage healthcare company engaged in the development of next generation mobile health (or mHealth) and telemedicine solutions, and monitoring service platforms. The Company believes that it is at the forefront of the digital health revolution in developing the next generation of mobile technologies and services that are designed to empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (“CVD”), pulmonary disease and diabetes. In addition, in December 2021 the Company started a new business activity of COVID-19 testing, in the State of California, providing four kinds of diagnostic tests –Rapid Antigen, A/B Flu , PCR and Antibody tests and in July 2022 the Company introduced a new Direct-To-Customer health testing kits health issues ranging from food sensitivity, Indoor/Outdoor allergies, HPV, thyroid functioning, testosterone levels, and the hemoglobin A1C test, with results going directly to the user within days.

The accompanying Interim Condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of $13,287 and $4,771 for the periods ended June 30, 2022, and June 30, 2021, respectively, and has generated $103,655 and $90,634 of accumulated deficit since inception to June 30, 2022, and December 31, 2021, respectively. The Company has incurred negative cash from operation and net losses for the current six month period ended June 30, 2022 and recent years. The Company financed its operation to date by using bank credit line, loans, issuance of shares, convertible securities and loans from its major shareholder. The Company’s major shareholder committed to continue and support the Company’s ongoing operation for the foreseeable future if other sources of funding would not be available to the Company and under certain conditions (see also note 5 and 9).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (the “IAS”) 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2021 annual consolidated financial statements. The Company has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its 2021 annual consolidated financial statements.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 3 – SIGNIFICANT EVENTS AND TRANSACTIONS IN THE PERIOD:

(1) In January 2022, the Company entered into a definitive securities purchase agreement with an institutional investor for the issuance, in a private placement, of an aggregate of 2,400,000 ordinary shares par value $0.09 per share or pre-funded warrants and warrants (or the “Ordinary Warrants”) to purchase up to an aggregate of 2,400,000 ordinary shares, at a purchase price of $5.00 per ordinary share (or pre-funded warrant) and associated warrant. The gross proceeds to the Company from this private placement were $12,000.

The Ordinary Warrants have an exercise price of $5.00 per share, were exercisable immediately upon issuance and will have a term of five (5) years. The pre-funded warrants, and the associated Ordinary Warrant, were sold at a price of $5.00 each, including the pre-funded warrant exercise price of $0.0001 per ordinary share. The pre-funded warrants were exercisable at any time after the date of issuance upon payment of the exercise price.

The Ordinary Warrants and the pre-funded warrants were classified as a derivative financial liability.

The initial fair value of the Ordinary Warrants and of the pre-funded warrants at issuance was $4,944 and $3,440, respectively and transaction costs were $1,993 that were paid in cash and additional cost of $248 representing the fair value of 120,000 warrants granted to the placement agent for such private placement.

The Company remeasured the Ordinary Warrants fair value at June 30, 2022 as $827 and the change in fair value was recorded in the Condensed Statement of Operations. The Company remeasured the pre-funded warrants fair value at March 25, 2022 (date of exercise) as $1,152 and the change in fair value was recorded in the Condensed Statement of Operations.

All of the pre-funded warrants were exercised on March 25, 2022, and 800,000 ordinary shares were issued in consideration for $0.0001 per share.

As a result of the above, Lind Global Fund II LP (“Lind Global”) exercised its right of participation (See also note 3(5)), and the Company entered into a definitive securities purchase agreement with Lind Global (the “Lind SPA”) for the issuance, in a private placement, of an aggregate of 20,000 ordinary shares par value $0.09 per share and Ordinary Warrants to purchase up to an aggregate of 20,000 ordinary shares, at a purchase price of $5.00 per ordinary share and associated warrant.

The terms of the Lind SPA are substantially similar to the terms of the aforementioned securities purchase agreement, and the terms of the Ordinary Warrants issued pursuant to the Lind SPA are substantially similar to the terms of the warrants issued pursuant to the aforementioned securities purchase agreement.

The warrants were classified as a derivative financial and the initial fair value of the warrants at issuance was $83. The Company remeasured the warrants fair value at June 30, 2022 as $10 and the change in fair value was recorded in the Condensed Statement of Operations.

(2) In April 2022, the Company entered into a definitive securities purchase agreement with an institutional investor for the issuance, in a private placement, of an aggregate of 5,000,000 ordinary shares par value $0.09 per share or pre-funded warrants and warrants (or the “Ordinary Warrants”) to purchase up to an aggregate of 6,250,000 ordinary shares, at a purchase price of $1.50 per ordinary share (or pre-funded warrant) and associated warrants.

The gross proceeds to the Company from this private placement were $7,500.

The Ordinary Warrants have an exercise price of $1.50 per share, were exercisable immediately upon issuance and will have a term of five (5) years. The pre-funded warrants, and the associated Ordinary Warrant, were sold at a price of $1.50 each, including the pre-funded warrant exercise price of $0.0001 per ordinary share. The pre-funded warrants were exercisable at any time after the date of issuance upon payment of the exercise price.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 3 – SIGNIFICANT EVENTS AND TRANSACTIONS IN THE PERIOD (CONT.):

The Ordinary Warrants and the pre-funded warrants were classified as a derivative financial liability. The initial fair value of the Ordinary Warrants and of the pre-funded warrants at issuance was $4,489 and $3,160, respectively and transaction costs were $680 that were paid in cash and additional cost of $254 representing the fair value of 250,000 warrants granted to the underwriters.

The Company remeasured the Ordinary Warrants fair value at June 30, 2022 as $2,217 and the change in fair value was recorded in the Condensed Statement of Operations. The Company remeasured the pre-funded warrants fair value at June 17, 2022 (date of exercise) as $2,112 and the change in fair value was recorded in the Condensed Statement of Operations.

All of the pre-funded warrants were exercised on June 17, 2022 and 3,200,000 ordinary shares were issued in consideration for $0.0001 per share.

(3) In April 2022, the Company entered into an Amendment with the holder of its warrants, as mentioned in Note 3(1), to purchase up to an aggregate of 2,400,000 ordinary shares, with a purchase price of $5.00 per ordinary Share. The February Warrants were issued pursuant to a securities purchase agreement dated January 30, 2021. The Amendment modified the exercise price per ordinary share of the February Warrants to $1.50.

As a result of the Prior SPA as mentioned above, on April 20, 2022, Lind Global Fund II LP (“Lind Global”) exercised its right of participation, and the Company entered into a definitive securities purchase agreement with Lind Global (the “Lind SPA”) for the issuance, in a private placement, of an aggregate of 333,334 ordinary shares par value $0.09 per share and warrants (or the “Ordinary Warrants”) to purchase up to an aggregate of 416,668 ordinary shares, at a purchase price of $1.50 per ordinary share and associated warrant. The warrants were classified as a derivative financial liability and the initial fair value of the warrants at issuance was $350. The Company remeasured the warrants fair value at June 30, 2022 as $211 and the change in fair value was recorded in the Condensed Statement of Operations.

The terms of the Lind SPA are substantially similar to the terms of the aforementioned securities purchase agreement, and the terms of the Ordinary Warrants issued pursuant to the Lind SPA are substantially similar to the terms of the warrants issued pursuant to the aforementioned securities purchase agreement. Also, certain warrants to purchase an aggregate of 20,000 ordinary shares of the Company that were issued to Lind Global in February 2022 have been amended to have a reduced exercise price of $1.50 per ordinary share.

(4) In April 2021, the Company entered into a securities purchase agreement, including convertible debentures and warrants to purchase the Company’s ordinary shares, with Jonathan B. Rubini (“Rubini”), pursuant to which the Company obtained a convertible loan in an aggregate amount of $600, against issuance of convertible debentures, and warrants to purchase 136,571 ordinary shares with an exercise price equal to the per share price of the Company’s ordinary shares in the Nasdaq IPO in June 2021 and an expiration date of April 2026. The debentures had a six-month term from issuance and bore interest at 10% per annum. Since the Company did not pay the debenture within the six months term and until October 7, 2021, according to the agreement, the interest rises to 12% per annum until April 2022 and then the interest rate will increase to 16% per annum until a repayment date of October 7, 2023 (“repayment date”). If the Company has not paid the principal amount as of the repayment date the conversion price shall be $0.04 per share. As of December 31, 2021, the total amount of this financial liability was $648 (including the accrued interest) and the fair value amount of above warrants were $47.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 3 – SIGNIFICANT EVENTS AND TRANSACTIONS IN THE PERIOD (CONT.):

In June 2022, the Company and Rubini signed an amended and restated convertible debenture which amended the terms of the original convertible debenture agreement signed on April 7, 2021. According to the amended and restated agreement the Company promised to pay Rubini the principal sum of $600 on October 7, 2022 (the “Maturity Date”) which is a one year extension from the maturity date set forth in the original debenture. The Company shall pay interest to the holder on the aggregate unconverted and then outstanding principal amount of this debenture at the rate of 10% per annum, payable on the maturity date and thereafter subject to increase. In the event the Company has not paid the principal amount of this debenture and all accrued but unpaid interest in full as of the maturity date then the interest shall increase to 12% per annum until April 7, 2023 and then the interest rate will increase to 16% per annum untilpaid in full. If the Company has not paid the principal amount as of the repayment date the conversion price shall be $0.04 per share. See also Note 9C.

Since the amendment of this convertible debenture was considered to be non-substantial, the Company accounted for it as an adjustment to the existing liability. The amended convertible debenture is now measured at amortized cost using the effective interest method and as of June 30, 2022, the total amount of this convertible debenture liability was $692.

(5) In December 2021, the Company entered into a Convertible Loan Agreement (“Lind CLA Agreement”) transaction (the “December 2021 Note”) whereby the Company entered into a securities purchase agreement relating to the purchase and sale of a senior convertible note for gross proceeds of US$5,000 with Lind Global Partners (“Lind”). The Lind CLA agreement provides for, among other things, the issuance of the December 2021 Note with a $5,800 face value, with a 24-month maturity, and a fixed conversion price of $3.50 per share (or Conversion Price) of the Company’s ordinary shares. At any time following the date that is earlier of (1) the date that is six month of the issuance date or (2) the date of effectiveness of a registration statement covering the underlying conversion shares this Note shall be convertible. The Company is required to make principal payments in 20 equal monthly instalments commencing 120 days after funding (the “Repayment”).

At the Company discretion, the repayments can be made in: (i) cash; (ii) ordinary shares (after ordinary shares are registered) (or the Repayment Shares); or a combination of both. Repayment Shares will be priced at 90% of the average of the five lowest daily VWAPs (Volume Weighted Average Price) during the 20 trading days prior to the payment date. The Company has the right to buy-back the outstanding face value of the December 2021 Note at any time with no penalty (the “Buy-Back Right”). Should the Company exercise its Buy-Back Right, Lind will have the option to convert up to 25% of the face value of the December 2021 Note at the lesser of the Conversion Price or Repayment Price (ninety percent of the average of the five lowest daily VMAPs during the twenty trading days prior to the payment date).

Additionally, the December 2021 Note ranks senior to other of the Company debt. Further, the Lind CLA Agreement provides that Lind will also receive a common shares purchase warrant to purchase up to 1,146,789 ordinary shares of the Company (the “December 2021 Warrant”). The December 2021 Warrant may be exercisable with cash payment for 60 months with an exercise price of $3.50 per ordinary share (subject to adjustments) and may be exercised on a cashless basis at any time after the earlier of (a) 120 days following the issuing date or (b) in the event that a registration statement covering the underlying Common Shares is not deemed effective. In addition, at any time prior to December 1, 2022, subject to the mutual agreement the parties may carry out a second closing for an additional $5,000. Lind was also granted a 12-month right to participate in a future financing.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 3 – SIGNIFICANT EVENTS AND TRANSACTIONS IN THE PERIOD (CONT.):

The convertible debentures, as well as the warrants were classified as a derivative financial liability and their fair value measurement were applied using a Monte-Carlo simulation model. The main assumptions used in the valuation model were: (1) risk free rate 1.265%; (2) volatility of assets 60%; and (3) time until expiration, warrant -5 years, convertible debentures – 2 years.

As of December 31, 2021, the fair value amount of this convertible note was $7,242 and the fair value amount of the warrants was $1,174.

The Company has repaid in full the convertible loan in two instalments, an amount of $2.5 million was repaid in February 2022 and the remaining balance was repaid in April 2022 and as part of the April 2022 private issuance described above.

Following the April 18, 2022, securities purchase agreement the warrants to purchase an aggregate of 1,146,789 ordinary share of the Company that were issued to Lind Global in December 2021 have been amended to have a reduced exercise price of $1.50 per ordinary share. See also Note 3(3).

(5) On March 1, 2022, the Company announced that the Company’s wholly-owned subsidiary, G Medical Tests and Services, Inc., expanded its COVID-19 testing services to additional locations in California and through the Company’s acquisition of a list of potential customers from a variety of different organizations that would allow the expansion of COVID-19 tests in the US for a total of $5.2 million to be paid in milestones. In February 2022, the Company paid $1.2 million in connection with this transaction. Since such date, the milestones set forth under that arrangement have not been met by the counter party for that arrangement causing the termination of the arrangement.

(6) The Company has lease contracts for office facilities, Lab and motor vehicles used in its operations. Leases of office facilities generally have lease terms between 1 and 4 years, motor vehicles generally have lease terms of 3 years. The Company has several lease contracts that include extension options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Company’s business needs. Management exercises significant judgement in determining whether these extension and termination options are reasonably certain to be exercised in assessing the lease terms. The Company also has certain leases of office facilities with lease terms of 12 months or less. The Company applies the ‘short-term lease’ recognition exemption for these leases.

During the period the Company entered into two new lease agreements in Newhall and Irvine, California, both for a period of three years, that had been presented as part of a right-of-use asset – property, plant and equipment.

(7) On June 1, 2022, the Company furnished a report of Foreign Private Issuer on Form 6-K with the U.S. Securities and Exchange Commission to announce its belief, as of such date, that it was in current compliance with Nasdaq’s $2.5 million Shareholders’ Equity Requirement based on completing a series of transactions as described therein. As of the date of these financial statements, the Company is no longer in compliance with Nasdaq’s $2.5 million Shareholders’ Equity Requirement and the Company expects it will receive a notice from Nasdaq regarding non-compliance with relevant Nasdaq listing rules.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 4 - INVENTORIES:

	June 30, 2022	December 31, 2021
Raw materials	1,590	116
Finished goods	748	239
Total	$2,338	$355

The Company recorded an inventory write off in the amount of $1,399 and $13 during the periods ended June 30, 2022, and December 31, 2021, respectively. According to the Company’s policy, the Company recognizes inventory write-offs according to the age and usability of the inventory as of each cut-off date.

NOTE 5 - RELATED PARTIES AND SHAREHOLDERS:

In April 2022 the Company’s CEO, Dr. Yacov Geva, committed to finance the Company's operations for the next 12 months until the end of April 2023 provided and as long as the Company’s CEO continues to be a controlling shareholder and/or the Company cannot be financed externally from any other sources and/or until a sum of $10 million be received by the Company for its operations this year, whichever is earlier.

In exchange, for providing the required security, the Company allotted to the CEO two million shares and two million warrants (cashless) at the exercise price of $1.24 in addition to his ordinary salary and the options which were granted to him.

The total fair value of the shares and the warrants, as measured on issuance date, amounted to $2,480 and $1,845, respectively. The Company recorded these amounts as financial expense the six months period ended June 30, 2022.

See also Note 9B regarding the amended commitment.

NOTE 6 - SHAREHOLDERS' EQUITY (DEFICIT):

The ordinary shares in the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when declared.

	Number of shares(*)
	June 30, 2022		December 31, 2021
	Unaudited		Audited
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares of $0.09 par value	2,000,000,000	24,386,680	2,000,000,000	13,579,032
Warrants**	3,450,000	3,450,000	3,450,000	3,450,000

(*)	See also Note 9D.

(**)	the Warrants will be exercisable at a price equal to $6.25 per share and for a period of five years, starting from June 2021.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 6 - SHAREHOLDERS' EQUITY (DEFICIT) (CONT.):

During the period the six months period ended June 30, 2022 the Company issued 10,807,647 ordinary shares related to: conversion of performance shares, exercise of options, payment made to a service provider, issuances for private placement investments in the Company and issuance to the Company’s CEO. See also Notes 3 and 5.

In January 2022, the Company granted four series of performance shares in a total amount of 2,000,000 units to directors, officers and certain employees of the Company to be exercised upon achieving certain market capitalization of the Company. The Performance shares units will expire two years from the date of issuance.

50% of the units granted will become vested and exercisable when the company market cap reaches $75,000 (“Series E”), 16.67% of the units granted will become vested and exercisable when the company market cap reaches $100.000 (“Series F”), 16.67% of the units granted will become vested and exercisable when the company market cap reaches $125,000 (“Series G”) and 16.67% of the units granted will become vested and exercisable when the company market cap reaches $150,000 (“Series H”).

In January 2022, the Company’s market value reached $75,000 and therefore Series E units were exercised to 1,000,000 ordinary shares of the Company.

On January 19, 2022, the Company granted two additional series of performance shares in a total amount of 2,650,000 units to directors, officers and certain employees of the Company to be exercised upon achieving certain market capitalization of the Company. The Performance shares units will expire five years from the date of issuance.

50% of the units granted will become vested and exercisable when the company market cap reaches $175,000 (“Series I”), and the remaining 50% of the units granted will become vested and exercisable when the company market cap reaches $200,000 (“Series J”).

All the incentive performance rights were valued using a Monte-Carlo based risk-neutral valuation model, which is designed to model the Company’s equity value over time. The total fair value of the performance shares, as measured on issuance date, amounted to $10,927 and the Company recorded an expense amounted to $2,418 through profit and loss in the six months period ended June 30, 2022. The key inputs that were used in the valuations of the Performance shares were: risk-free interest rate of 0.895% and expected volatility of 60% for Series E, F, G and H; and risk-free interest rate of 1.62% and expected volatility of 60% for Series I and J.

In January 2022, the Company granted 150,000 warrants to two service providers which will become vested and exercisable over 3 years, as follows, 33.33% after one year and then 8.33% per quarter following the first vesting date and for a period of eight consecutive quarterly periods. The warrants have an exercise price of $3.5 per option share. The total fair value of the warrants, as measured on issuance date, amounted to $212 and the Company recorded an expense of $66 through profit and loss in the six months period ended June 30, 2022.

In July 2021, the Company signed an agreement with a service provider to provide consulting services. As part of the consideration, on April 8, 2022, the Company issued to the service provider 50,000 of the Company’s ordinary shares. The Company’s share price on the date of issuance was $1.29 per share and the Company recorded an expense of $64 through profit and loss.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 6 - SHAREHOLDERS' EQUITY (DEFICIT) (CONT.):

In June 2022 the Company granted 2,225,000 share options to directors, officers and certain employees of the Company at an exercise price of $0.65 per share that will be vested after one year and shall be exercisable over 5-year term, commencing on the grant date. The total fair value of the share options, as measured on issuance date, amounted to $1,207 and the Company recorded an expense of $46 through profit and loss in the six months period ended June 30, 2022.

In June 2022, the Company issued warrants to purchase 50,000 ordinary shares to a service provider with an exercise price of $2.0 per share. The warrants shall become vested and exercisable commencing two years after the grant date, and shall be exercisable over 5-year term, commencing on the grant date. The total fair value of the warrants, as measured on issuance date, amounted to $21 and the Company recorded it as an expense profit and loss in the six months period ended June 30, 2022.

Share repurchase program

On May 20, 2022, the Company announced that its board of directors authorized a share repurchase program to acquire up to $1 million of the Company's ordinary shares. Until June 30, 2022, the Company purchased 199,471 ordinary shares in consideration for $121.

NOTE 7 - FAIR VALUE MEASUREMENT:

The following table sets out the Company's liabilities that are measured at fair value in the financial statements:

	Fair value measurements using input type
	June 30, 2022 (Unaudited)
	Level 1	Level 2	Level 3	Total

Derivative liability - warrants	-	-	(3,883)	(3,883)

	Fair value measurements using input type
	December 31, 2021
	Level 1	Level 2	Level 3	Total

Derivative liability - warrants	-	-	(1,261)	(1,261)
Convertible debenture	-	-	(7,242)	(7,242)

As of June 30, 2022, the fair value measurement of the warrant’s securities in the table above, was estimated using either a Monte Carlo simulation analysis or Black & Scholes model based on a variety of significant unobservable inputs and thus represent a level 3 measurement within the fair value hierarchy. The key inputs that were used in the valuation were: risk-free interest rate of 3.0% and expected volatility of 96%.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 7 - FAIR VALUE MEASUREMENT (CONT.):

The following tables describes the change in the Company's liabilities that are measured at level 3 in the financial statements:

Derivative liability
Derivative liability - warrants as of December 31, 2021	(1,261)
Issuance of financial instruments	(16,467)
Exercise of pre-funded warrants	3,264
Change in fair value	10,581
Derivative liability - warrants as of June 30, 2022	(3,883)

Convertible debenture
Convertible debenture as of December 31, 2021	(7,242)
Payments of convertible securities	5,921
Gain due to change in fair value of convertible debenture	1,321
Convertible debenture as of June 30, 2022	-

NOTE 8 - SEGMENT REPORTING:

The Company identified the Company’s CEO as its chief operating decision maker (“CODM”).

As the Company’s CODM, the CEO receives information on a segregated basis (for review on a regularly basis) of each business unit, i.e., services and products. The consolidated financial statements present the statements of comprehensive loss revenues from each segment on a standalone basis as well as cost of sale of each segment – i.e., there are no transactions between segments. The information as presented in the consolidated financial statements is essentially the same information provided to the CODM and the same information regarding decisions about allocating resources.

The Company accounts for its segment information in accordance with IFRS 8 “Segment Reporting” which establishes annual and interim reporting standards for operating segments of a Company based on the Company’s internal accounting methods. Operating segments are based upon the Company’s internal organization structure, the manner in which its operations are managed and the availability of separate financial information.

In 2021, the Company operated through two operating segments: (i) products segment; and (ii) services segment. In 2022 the Company has three operating segments: (i) products segment; (ii) patient services segment; and (iii) Covid -19 testing services segment, as follows:

Products: Development, manufacture and marketing of wireless diagnostic equipment for the medical industry and consumer market.

Patient Services: Cardiac monitoring services of MCT, Event, Holter, Extended Holter and Pacemaker

Covid -19 testing: four kinds of diagnostic tests – (i) Rapid Antigen (ii) A/B Flu, (iii) PCR test and (iv) Antibody test.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 8 - SEGMENT REPORTING (CONT.):

In December 2021 the Company started a new business activity of COVID-19 testing in the State of California, providing its COVID-19 testing services. There are two groups of payors from which the Company seeks payment for testing services provided to patients:

- US federal government’s Health Resources & Services Administration program (“HRSA”). and

- Insurance companies.

US federal government’s Health Resources & Services Administration program (“HRSA”)

On March 22, 2022, the HRSA program stopped accepting claims for Covid-19 testing and treatment due to lack of sufficient funds. Despite requests from the Acting Director of the Office of Management and Budget and the White House Coordinator for Covid-19 Response for additional emergency funding for the uninsured program, emergency funding has not been allocated to the HRSA uninsured program as of the financial statement issuance date. If funding for the HRSA program is reinstituted in the future, the Company will submit eligible claims for reimbursement to HRSA.

For the six months ended June 30, 2022, the Company recognized revenue in the amount of approximately $200 for performing tests which have been collected until March 22, 2022, from HRSA, the Company did not recognized revenue from Covid tests performed to uninsured patients after March 22, 2022 since HRSA program stopped. In case the program will be reinstituted in the future the Company will recognize this revenue on cash basis. All costs incurred in respect of tests provided under HRSA, have been fully charged to profit or loss.

Insurance companies

The Company has not yet recognized revenue due to the remaining uncertainty concerning the existence of enforceable contracts with the insurance companies in respect of collectability as it lacks sufficient experience with private insurance companies.

For accounting purposes, since the Company did not meet the revenue recognition criteria in accordance with IFRS 15 the Company will recognize revenue on cash basis. The costs associated with such revenues during the six months period ended June 30, 2022 of approximately $2,800 were recorded as cost of services during the period.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 8 - SEGMENT REPORTING (CONT.):

Summarized financial information by segment, based on the Company’s internal financial reporting system utilized by the Company’s CODM, is below:

For the six-months period ended June 30, 2022:

	Products	Covid-19 Services	Patient Services	Total
	Unaudited
Revenues from external customers	-	361	1,863	2,224
Segment loss	2,398	7,798	2,906	13,102
Unallocated general and administrative expenses				7,687
Finance Income, net				7,515
Loss before taxes on income				13,274

For the six-months period ended June 30, 2021:

	Products	Patient Services	Total
	Unaudited
Revenues from external customers	50	2,875	2,925
Segment loss	1,528	883	2,411
Unallocated general and administrative expenses			1,862
Finance expenses, net			503
Loss before taxes on income			4,776

NOTE 9 - SUBSEQUENT EVENTS:

A.	Exercise of ordinary shares purchase warrants

On July 18, 2022 the Company and Armistice Capital Fund Ltd (“Armistice") entered into an agreement according which in consideration for Armistice agreeing to exercise $2.0 million of its existing warrants which equals warrants to purchase 2,380,953 of the Company’s ordinary shares at a reduced exercise price of $0.84 , the Company agreed to issue a new ordinary warrant for 9,245,239 warrant shares equal to the aggregate of (a) 2,976,192 warrant shares (125% of the 2,380,953 ordinary shares issued as a result of the Existing Warrant Exercise) and (b) the balance of 6,269,047 warrants held by Armistice in the Company whose exercise price will be reduced to $0.93. The 6,269,047 currently outstanding warrants held by Armistice will be cancelled. The 9,245,239 warrants will be initially exercisable commencing 6 months following July 18, 2022, have a term of exercise until April 20,2028 and an exercise price of $0.93.

In connection with the agreement with Armistice the exercise price of 1,583,457 Ordinary Warrants held by Lind Global will be reduced to an exercise price equal to $0.93 and have a term of exercise until April 30, 2028.

G Medical Innovations Holdings Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of USD, except per share amounts)

NOTE 9 - SUBSEQUENT EVENTS (CONT.):

B.	Major shareholder commitment

On October 6, 2022, the major shareholder of the Company, committed to finance the Company’s operations for the next 12 months until November 30, 2023 provided and as long as the major shareholder continue to be a controlling shareholder and/or the Company cannot be financed externally from any other sources and/or until a sum of $10 million be received by the Company for its operations this year, whichever is earlier. In exchange, for providing this commitment, the controlling shareholder will be entitled to an allotment of 2.5 million shares and 2.5 million warrants (cashless) at an exercise price of $0.22 as of the day of giving this commitment.

C.	Private placement

On October 20, 2022, G Medical Innovations Holdings Ltd. (the “Company”) entered into an agreement with Rubini in connection with a private placement investment for 2,777,777 ordinary shares, par value $0.09 per share (“Ordinary Shares”) and warrants to purchase 2,777,777 Ordinary Shares with price of $0.18 per share and associated warrant, for an aggregate consideration of $500. The warrants are exercisable at any time beginning 30 days after issuance with a term of five years from issuance. In connection with this private placement investment, Rubini and Company agreed, inter alia, to amend the applicable interest rate and conversion price adjustment date of the 10% Convertible Debenture, originally dated April 7, 2021, as amended and restated on June 1, 2022.

D.	Reverse stock split

On November 15, 2022, the Company’s shareholders approved, a 35-for-1 consolidation (hereinafter referred to as a reverse stock split of 35:1) of the Company’s ordinary shares pursuant to which holders of the Company’s ordinary shares received one ordinary share for every 35 ordinary share held. All ordinary shares (issued and unissued) will be consolidated on the basis that every 35 ordinary shares of par value $0.09 will be consolidated into one ordinary share of par value $3.15, such that the authorized ordinary share capital of the Company following such consolidation is $315,000 divided into 100,000,000 ordinary shares of a par value of $3.15 each. The Company’s shareholders also approved an increase in the Company's share capital by 42,857,143 ordinary shares such that the Company's total authorized share capital will be 100,000,000 ordinary shares going forward.

Following is a table which presents the loss per share before the change.

Loss per share have been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and loss for the period as follows:

	For the six month period ended June 30, 2022	For the six month period ended June 30, 2021

Loss for the year attributable to shareholders	(13,021)	(4,694)
Weighted average number of ordinary shares	18,005,932	9,224,389
Basic loss per share in USD	$(0.72)	$(0.51)